SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               PAN AM CORPORATION
------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.0001
------------------------------------------------------------------------------
                         (Title of Class of Securities)


         The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information requested in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)


                                   697758100
------------------------------------------------------------------------------
                                 (CUSIP Number)


(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

          Community Investment Services, Inc.
          I.R.S. Identification No. 65-0104569

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)  [ ]   (b)   [ ]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization:  State of Florida, U.S.A.

                Number of     (5)  Sole Voting Power            80,000
              Shares Bene-
                ficially      (6)  Shared Voting Power               0
                Owned by
              Each Report-    (7)  Sole Dispositive Power    1,069,800
               ing Person
                  With        (8)  Shared Dispositive Power          0

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person:  1,069,800

(10)       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           [_]

(11)       Percent of Class Represented by Amount in Row (9)       9.7%

(12)       Type of Reporting Person:  BD, IA, CO

SCHEDULE 13G
PAGE 2



ITEM 1(A).     Name of Issuer:

                    Pan Am Corporation

ITEM 1(B).     Address of Issuer's Principal Executive Offices:

                    9300 N.W. 36th Street, Miami, Florida 33178

ITEM 2(A).     Name of Person Filing:

                    Community Investment Services, Inc.

ITEM 2(B).     Address of Principal Business Office:

                    15600 S.W. 288th Street, Suite 100
                    Homestead, Florida 33033

ITEM 2(C).     Citizenship:

                    State of Florida, U.S.A.

ITEM 2(D).     Title of Class of Securities:

                    Common Stock, par value $.0001

ITEM 2(E).     CUSIP Number:

                    697758100

ITEM 3. This Schedule is filed pursuant to Rules 13d-1(b), or 13d-2(b), and the person filing is a:

                    (a) [X} Broker or Dealer registered under Section 15 of the Act

                    (b) [X] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940

ITEM 4.               Ownership.

        (a)           Amount Beneficially Owned:            1,069,800

        (b)           Percent of Class:                             9.7%

        (c)           Number of shares as to which such person has:

                      (i)        sole power to vote or to
                                   direct the vote                   80,000

                      (ii)       shared power to vote or to
                                   direct the vote                        0

                      (iii)      sole power to dispose or to
                                   direct the disposition of      1,069,800

                      (iv)       shared power to dispose or to
                                   direct the disposition of              0

SCHEDULE 13F
PAGE 3



ITEM 5.        Ownership of Five Percent or Less of a Class.

               Inapplicable

ITEM 6.        Ownership of More than Five Percent on Behalf of Another Person.

               CISI owns 80,000 shares of Pan Am Corporation common stock. The remaining securities as to which this Schedule is filed by CISI, in its capacity as investment adviser, are owned of record by clients of CISI. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Inapplicable

ITEM 8.        Identification and Classification of Members of the Group.

               Inapplicable

ITEM 9.        Notice of Dissolution of Group.

               Inapplicable

ITEM 10.       Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1997

/s/ HERSHEL F. SMITH, JR.
----------------------------------------
Signature

/s/ HERSHEL F. SMITH, JR./President of Community Investment Services, Inc.
--------------------------------------------------------------------------
Name/Title